197048 Cheer Holding Proxy Card Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2025

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

CHEER HOLDING, INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on May 11, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

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PROXY CARD

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, AND 4.

1. RESOLVED, as an ordinary resolution, that Mr. Ke Chen be appointed as a Class III Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2028 Annual General Meeting and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

FOR ☐ AGAINST ☐ ABSTAIN ☐

2. RESOLVED, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025, be approved and ratified.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. RESOLVED, as an ordinary resolution, that, the authorised share capital of the Company be increased from US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700 divided into 500,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 300,000,000 Class A ordinary shares of a par value of US$0.001 each.

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. RESOLVED, as an ordinary resolution, that, following the effectiveness of the Share Increase and subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the Class A ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows:

FOR ☐ AGAINST ☐ ABSTAIN ☐

From US$500,700 divided into 500,000,000 Class A ordinary shares of a par value of US$0.001 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each;

To one of the following, as determined by the board:

(i) US$500,700 divided into 50,000,000 Class A ordinary shares of a par value of US$0.01 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each; or

(ii) US$500,700 divided into 20,000,000 Class A ordinary shares of a par value of US$0.025 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each; or

(iii) US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each.

CONTROL NUMBER

Signature______________________________ **Signature, if held jointly**__________________________________ **Date**_____________, **2025**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

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CHEER HOLDING, INC.

PROXY CARD FOR 2025 ANNUAL GENERAL MEETING
THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS
MAY 12, 2025

KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Cheer Holding, Inc. hereby nominates, constitutes and appoints Bing Zhang and Jia Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the 2025 Annual General Meeting of said Company to be held at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Monday, May 12, 2025, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters on reverse side:

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, AND 4.

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Please date, sign and mail your proxy in the envelope provided as soon as possible.

(Continued and to be marked, dated and signed, on reverse side)